EXHIBIT 99.14

New appointment of the President

Date of events: 2016/06/27

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2016/06/27

2.Type of personnel (chairman or general manager):general manager

3.Name and resume of the replaced personnel: Mu-Piao Shih, Master of Electrical Engineering from National Taiwan University, President of Chunghwa Telecom Co., Ltd.

4.Name and resume of the new personnel: Mu-Piao Shih, Master of Electrical Engineering from National Taiwan University, President of Chunghwa Telecom Co., Ltd.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):tenure expired, new appointment

6.Reason for the change: Resolution of the 8th term of board

7.Effective date of the new appointment:2016/06/27

8.Any other matters that need to be specified: None